July 15, 2013

Jeffrey P. Riedler

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:          Envision Healthcare Holdings, Inc.

Registration Statement on Form S-1

Filed June 13, 2013

File No. 333-189292

Dear Mr. Riedler:

This letter sets forth the responses of Envision Healthcare Holdings, Inc. (the “Registrant”) to the comments contained in your letter, dated July 10, 2013, relating to the Registrant’s Registration Statement on Form S-1 File No. 333-189292, filed on June 13, 2013 (the “Registration Statement”).  The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

The Registrant is submitting, via EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  Enclosed with the paper copy of this letter are five copies of a blacklined version of Amendment No. 1, marked to show changes from the Registration Statement filed on June 13, 2013.

The Registrant is also supplementally providing the Staff with certain information as Attachment A with the paper copy of this letter.

General

1.             Please file all exhibits as soon as practicable.  We may have further comments upon examination of these exhibits.

The Registrant will file remaining required exhibits in subsequent amendments to the Registration Statement as soon as practicable.  The Registrant acknowledges the Staff’s comment that the Staff may have further comments upon examination of these exhibits.

2.             Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.  Please note that we may have comments regarding this material.

The Registrant is supplementally providing the Staff with proofs of the graphic information on the inside front and back covers of the prospectus in Attachment A to the paper copy of this letter, which constitute all graphic, visual or photographic information to be included in the printed preliminary prospectus and final prospectus.

Prospectus Summary, page 1

3.             Please amend your disclosure to define “weighted patient encounter,” “weighted patient transports,” and “EDs” the first time these terms are used in your prospectus.

In response to the Staff’s comment, the Registrant has amended the disclosure to define “weighted patient encounters,” “weighted transports” and “ED” on page 2 of Amendment No. 1, the first time these terms are used.  For consistency in Amendment No. 1, the Registrant has revised the term “weighted patient transports” where it had appeared to the term “weighted transports.”

Ownership and Corporate Information, page 6

4.             Please consider including a chart reflecting your organizational and ownership structure.

In response to the Staff’s comment, the Registrant has included a chart reflecting its organizational structure on page 8 of Amendment No. 1.

Use of Proceeds, page 45

5.             We note that the registration statement has a proposed maximum offering price of $100 million.  We also note that you intend to use the proceeds to redeem the outstanding $450 million principal amount of your PIK Notes.  Please clarify if the proceeds from this offering will be sufficient to redeem all of the outstanding PIK Notes.

Although the Registrant has filed the Registration Statement with a proposed maximum offering price of $100 million, the Registrant confirms that it intends that the net proceeds from the offering will be in excess of the sum of the principal amount, accrued and unpaid interest, and premium related to the redemption of all of the PIK Notes.

6.             Please expand the discussion to indicate the approximate amount of accrued and unpaid interest on the PIK notes you will redeem.

In response to the Staff’s comment, the Registrant has expanded the discussion on page 46 of Amendment No. 1 to include disclosure of the approximate amount of accrued and unpaid interest on the PIK Notes.  The amount will be added in a subsequent amendment to the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 62

7.             Please revise your disclosure to include a description of the methods and assumptions used in estimating the fair value of the underlying common stock at each grant or issuance date.

In response to the Staff’s comment, the Registrant has revised the disclosure beginning on page 64 of Amendment No. 1 to include a description of the methods and assumptions used in estimating the fair value of the underlying common stock.

8.             Please revise your disclosure to provide a table including, for each grant date, the number of options granted, exercise price, fair value of the underlying stock, and the intrinsic value, if any, per option and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 65 of Amendment No. 1 to present a table that includes for each grant date, the number of options granted, exercise price, fair value of the underlying stock and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date.  The options were granted at an exercise price equal to the fair market value of the underlying common stock on the applicable grant date, so the intrinsic value of each option on the grant date was $0.

9.             Please revise your disclosure to present the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date based on the estimated IPO price.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 65 of Amendment No. 1 to include disclosure on the intrinsic value of outstanding vested and unvested options as of the most recent balance sheet date but, as the Registrant has not yet estimated an initial public offering price range, the Registrant has not provided the related intrinsic values in Amendment No. 1.

10.          We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price.  Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.  In addition, please confirm that no other stock options have been granted that have not already been disclosed and update that confirmation through the date the filing goes effective.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 64 of Amendment No. 1 to explain the difference between the estimated offering price and the fair value of each equity issuance.  In addition, the Registrant confirms that no other stock options have been granted that have not already been disclosed in Amendment No. 1.  The Registrant confirms it will update this confirmation through the date the filing goes effective.

Trade and Other Accounts Receivable, page 62

11.          Please disclose in a comparative tabular format, the payor mix concentrations and related aging of accounts receivable.  The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation.  At a minimum, the disclosure should indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Commercial insurance and managed care, and Self-pay).  We would expect Self-pay to be separately classified from any other grouping.  If your billing system does not have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.

The Registrant has included disclosure on page 64 of Amendment No. 1 with respect to the Registrant’s provision and allowance for uncompensated care.  Because the Registrant’s billing systems do not provide contractual allowances or uncompensated care reserves on outstanding patient accounts, the Registrant is unable to report the payor mix aging composition of its outstanding net accounts receivable.  However, the Registrant does not believe this impacts its ability to estimate its allowance for uncompensated care because of the accounts receivable and revenue recognition models, processes and analyses in place as described in the disclosure.

Revenue Recognition, page 63

12.          For each period presented, quantify and disclose the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period.

The Registrant has included additional disclosure on page 66 of Amendment No. 1 with respect to Revenue Recognition.  The Registrant’s disclosure includes a description of significant movement occurring between payor classifications during the collection process given the emergency nature and difficulty, in many cases, obtaining payor information while treating the patient.  The Registrant relies on complex collection models and analyses, including look-back comparisons of cash collections to revenues and receivables recorded, to estimate its allowances for contractual discounts and uncompensated care.  The Registrant’s look-back analysis discloses that the amount of prior period adjustments has been less than 1% of revenue for all of the income statement periods presented.  However, the Registrant’s billing systems are unable to report whether the adjustment was related to a difference in uncompensated care or contractual allowances.

Goodwill and Other Intangible Assets, page 64

13.          Please address the following related to your goodwill disclosure:

•      Disclose the reporting units and the amount of goodwill allocated to each.

•      For reporting units in which the estimated fair value is not substantially in excess of the carrying amount and therefore are at risk of failing step one of the impairment test, please revise your disclosure to include the following:

•      Percentage by which fair value exceeded carrying value as of the date of the most recent test;

•      Discussion of the degree of uncertainty associated with the key assumptions, and how those assumptions were determined.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•      Description of specific, potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions; and

If you believe that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk of failing step one, please disclose this information.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 67 of Amendment No. 1 to expand the discussion on goodwill.

Base Salary, page 145

14.          We note that you analyzed a set of peer companies as part of your executive compensation review.  Please list the companies included in the set of peer companies that you reviewed.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 148 of Amendment No. 1 to include the set of peer companies the Registrant reviewed as part of its executive compensation review.

15.          Please disclose the target range for each of your executives’ salaries in relation to your peer group data.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 148 of Amendment No. 1 to include a target range of the Registrant’s executives’ salaries in relation to peer group data.

Short-Term Incentives for the Chief Executive Officer . . ., page 146

16.          We note that there was no minimum, target or maximum bonus that these named executive officers could receive.  Please disclose how the Compensation Committee determined the bonus amount to award to each executive officer.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 150 of Amendment No. 1 to provide the target and maximum bonus amounts for the named executive officers and disclose how the Compensation Committee determined the bonus amount awarded to each executive officer.

17.          We note that individual performance goals were used to determine Mr. Zimmerman’s bonus award.  Please disclose these individual performance goals, and to what extent Mr. Zimmerman achieved these goals.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 150 of Amendment No. 1 to expand the disclosure on Mr. Zimmerman’s individual performance goals and the extent to which Mr. Zimmerman achieved these goals.

18.          We note your disclosure that you defined Adjusted EBITDA consistently with the Adjusted EBITDA measure used in your prior periodic filings with the Commission.  Since this registration statement is your initial public offering, please expand the discussion to clarify this statement.  In addition, please expand the background discussion of the company to include a brief discussion of the company’s development prior to becoming a private company.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 149 of Amendment No. 1 to clarify the disclosure on Adjusted EBITDA and expand the background discussion on the Registrant.

Short-Term Incentives for Dr. Packard, page 147

19.          Please disclose Dr. Packard’s minimum, target, and maximum short-term bonus.  Additionally, please disclose to what extent Dr. Packard achieved the corporate performance targets.

In response to the Staff’s comment, the Registrant has revised the disclosure beginning on page 150 of Amendment No. 1 to expand the disclosure on Dr. Packard’s bonus and performance targets.

20.          On page 146, we note that the Compensation Committee typically relies on Adjusted EBITDA as the appropriate measure to align the interests of management with the interests of the company.  Please disclose the non-Adjusted EBITDA objectives used to determine Dr. Packard’s performance, and to what extent Dr. Packard achieved these goals.  Additionally, please explain the Compensation Committee’s decision to pay Dr. Packard a bonus for 2011 based on non-Adjusted EBITDA objectives in 2012.

In response to the Staff’s comment, the Registrant has revised the disclosure beginning on page 150 of Amendment No. 1 to expand the disclosure on Dr. Packard’s bonus and non-Adjusted EBITDA objectives.

21.          We note that you determined that the annual MEIP threshold level of Adjusted EBITDA had been achieved in 2013 on page 147.  Please explain the Compensation Committee’s decision to pay Dr. Packard a portion of the MEIP bonus in December 2012.

In response to the Staff’s comment, the Registrant has revised the disclosure beginning on page 150 of Amendment No. 1 to expand the disclosure on Dr. Packard’s MEIP bonus.

Securities Ownership and Certain Beneficial Owners and Management, page 159

22.          On page 160, we note that CD&R Affiliates own 97.6% of the company.  We also note that Mr. Sanger and Mr. Owen own 4.6% of the company.  Please clarify these ownership positions.

The amounts and percentages of shares beneficially owned and shown in the beneficial ownership table on page 169 of Amendment No. 1 are calculated pursuant to Item 403 of Regulation S-K and Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The instructions to Item 403 of Regulation S-K state that the percentages of ownership are to be calculated on the basis of the amount of outstanding securities, excluding securities held by or for the account of the registrant or its subsidiaries, plus securities deemed outstanding pursuant to Rule 13d-3(d)(1) under the Exchange Act.  Rule 13d-3(d)(1) states that a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of such security within sixty days of the determination date.  The beneficial ownership table included in Amendment No. 1 reflects beneficial ownership as of June 30, 2013 and therefore includes ownership of shares of common stock that can be acquired within 60 days of the determination date, in this case August 29, 2013.  Rule 13d-3(d)(1)(D) states that securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage.  Therefore, in calculating the beneficial ownership percentages of Mr. Sanger and Mr. Owen, the Registrant included shares of the common stock that Mr. Sanger and Mr. Owen beneficially own as of June 30, 2013 and shares that they have the right to acquire pursuant to options within 60 days of June 30, 2013 (August 29, 2013), as disclosed in footnote 4 to the beneficial ownership table.

Equity Incentive Plans, page 173

23.          We note that you intend to adopt a new omnibus equity plan prior to the completion of this offering.  Once available, please file this equity plan as an exhibit.

The Registrant will adopt a new omnibus equity plan and executive bonus plan prior to the completion of the offering, and the Registrant has added descriptions of the plans on the terms it expects the board of directors and the shareholders to approve beginning on page 161 of Amendment No. 1.  The Registrant will file forms of the new omnibus equity plan and executive bonus plan as exhibits in a subsequent amendment as soon as practicable.

Underwriting, page 183

24.          On page 186, we note that certain underwriters and their respective affiliates have provided you and your affiliates with services.  Please amend your disclosure to identify each such underwriter with whom you have a material relationship and the nature of the relationship.

In response to the Staff’s comment, the Registrant has revised the disclosure on page 196 of Amendment No. 1 to expand the disclosure on services provided by the underwriters and their respective affiliates to the Registrant.

25.          Once available please file copies of each of the lock-up agreements.

Once available, the Registrant will file the form of the lock-up agreement as an exhibit to the Underwriting Agreement that will be filed as Exhibit 1.1 in a subsequent amendment to the Registration Statement.

Index to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Merger, page F-18

26.          You disclose that the acquisition consideration included $150 million in capitalized issuance costs, of which $109 million are debt issuance costs.  Please tell us what the remaining $41 million represents and why it was capitalized per ASC 805-10-25-23.  In addition tell us why the $40 million CD&R transaction fee and the $2.6 million out-of-pocket and consulting expenses discussed on page F-40 were capitalized per ASC 805-10-25-23.

The Registrant recorded $150 million of capitalized issuance costs associated with the Merger, of which $109 million were recorded as debt issuance costs.  The remaining $41 million of capitalized costs are as follows:

•      $9.0 million of Original Issue Discount paid to lenders in connection with the Term Loan Facility and recorded as a contra debt amount consistent with ASC 835-30-45-1A;

•      $8.4 million of third-party payments incurred in connection with the arranging of equity financing and recorded as equity issuance costs; and

•      $23.6 million of payments to CD&R recorded as equity issuance costs.  This included $22 million paid to CD&R pursuant to the Consulting Agreement discussed in footnote 14, and $1.6 million paid to CD&R for third parties they paid to assist in arranging equity financing and obtaining approval of the Merger.

The $40 million CD&R transaction fee paid pursuant to the Consulting Agreement discussed in footnote 14 and the $2.6 million out-of-pocket and consulting fees were capitalized based on the nature of the work performed and included the following:

•      $23.6 million as noted above for arranging and completing the work necessary for obtaining equity financing; and

•      $19.1 million recorded as debt issuance costs associated with the work performed by CD&R in obtaining debt financing and capitalized and amortized in accordance with ASC 835-30-45-3.  The out-of-pocket and consulting fees included reimbursement of fees paid by CD&R to rating agencies.

The amounts paid to CD&R, either in relation to the Consulting Agreement or as reimbursement of out-of-pocket expenses and consulting fees, were allocated between debt issuance costs and equity issuance costs based on a detailed break-down provided by CD&R of time, resources and expenses spent in raising either debt or equity financing.

12. Equity Based Compensation, page F-34

27.          Please revise your disclosure and provide us with additional information regarding how you determined the estimated volatility for your stock.

The Registrant has revised the disclosure on page F-34 of Amendment No. 1 to include information on how the Registrant determined the estimated volatility of its stock.  This included using the Registrant’s historical stock volatility, the volatility of publicly traded peer companies and in consultation with a valuation specialist.

13. Commitments and Contingencies, page F-36

28.          Please tell us how you plan to account for the AMR New York divestiture and what consideration was given to providing pro forma financial statements for the divesture.

The Registrant does not plan to separately disclose the AMR New York divestiture as a discontinued operation due to immateriality.  The AMR New York operations represent less than 0.5% of total assets and total net revenue.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (212) 909-6375.

Regards,

/s/ Peter J. Loughran

Peter J. Loughran

cc:           Matthew Jones

John Krug

Scott Wuenschell

Joel Parker

Securities and Exchange Commission

Craig A. Wilson, Esq.

Envision Healthcare Holdings, Inc.

Enclosures